AMENDED AND RESTATED
OPERATING AGREEMENT
OF
OAK & GRIST DISTILLING COMPANY L.L.C.

THESE LIMITED LIABILITY COMPANY INTERESTS ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT. THE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER (1) THE NORTH CAROLINA SECURITIES ACT, AS AMENDED (THE "NORTH CAROLINA ACT"), (2) ANY OTHER STATE SECURITIES LAWS, OR (3) THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"). NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND PURSUANT TO AN (1) EFFECTIVE REGISTRATION STATEMENT UNDER THE NORTH CAROLINA ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE NORTH CAROLINA ACT OR WHICH IS OTHERWISE IN COMPLIANCE WITH THE NORTH CAROLINA ACT, (2) EFFECTIVE REGISTRATION STATEMENT UNDER ANY OTHER APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH SECURITIES LAWS OR WHICH IS OTHERWISE IN COMPLIANCE WITH SUCH SECURITIES LAWS, (3) EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT OR WHICH IS OTHERWISE IN COMPLIANCE WITH THE FEDERAL ACT, AND (4) EFFECTIVE REGISTRATION STATEMENT OR REQUIRED DOCUMENT UNDER APPLICABLE SYNDICATION LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION OR FILING UNDER SUCH LAWS OR WHICH IS OTHERWISE IN COMPLIANCE WITH SUCH LAWS.

INDEX

SCHEDULE A CAPITAL CONTRIBUTIONS AND PROFITS AND LOSSES
PERCENTAGES

AMENDED AND RESTATED
OPERATING AGREEMENT OF
OAK & GRIST DISTILLING COMPANY L.L.C.

THIS AMENDED AND RESTATED OPERATING AGREEMENT OF OAK & GRIST DISTILLING COMPANY LLC is made and effective as of the ____ day of _____, 20__, by and among the Unit Holders listed on the signature page attached hereto, including without limitation WILLIAM GOLDBERG, RUSSELL DODSON and ROBERT GOLDBERG (the "Founding Members");

W I T N E S S E T H :

WHEREAS, on December 23, 2014 the Founding Members formed a limited liability company in accordance with the law of the State of North Carolina in order (i) to consolidate control and management of the properties contributed or to be contributed to the Company; (ii) to facilitate the transfer of interests among the parties hereto and any future Members of the Company, and to reduce transaction costs with respect to such transfers; (iii) to limit the exposure of Members to liabilities and claims associated with the Property; (iv) to protect the Property from the claims of creditors of Members; (v) to provide mechanisms for the resolution of disputes which may arise among the Members; (vi) to place certain limitations on the transfer of Units in the Company; and (vii) such purposes initially set forth in an Operating Agreement of Oak & Grist Distilling Company LLC, dated as of December 23, 2014 (the "Original Agreement").

WHEREAS, subsequent to the adoption of the Original Agreement, the Company has facilitated the transfer of Units and/or issuance of Units to the remaining Unit Holders listed on the attached signature page in accordance with terms of the Original Agreement.

WHEREAS, the parties to the Original Agreement and all current Unit Holders desire to amend and restate the terms of the Original Agreement as set forth below.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1   Act. "Act" means the North Carolina Limited Liability Company Act, as set forth in N.C. Gen. Stat. § 57D-1-01 to 57D-11-03, as amended from time to time (or any corresponding provisions of succeeding law).

SECTION 1.2   Adjusted Capital Account Deficit. "Adjusted Capital Account Deficit" means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Unit Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

SECTION 1.3   Affiliate. "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, manager, or general partner of such Person, or (iv) any officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

SECTION 1.4   Agreement. "Agreement" means this Amended and Restated Operating Agreement of Oak & Grist Distilling Company L.L.C., as amended from time to time, including all Schedules attached hereto. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires. All references in this Agreement to "subsection", "Section", or "Article" are to a subsection, section, or article of this Agreement unless otherwise specified.

SECTION 1.5   Assumption Agreement. "Assumption Agreement" means any agreement among the Company, any of the Unit Holders and any Person to whom the Company is indebted pursuant to a loan agreement, any seller financing with respect to an installment sale, a reimbursement agreement, guarantee of any type or any other arrangement of the Company (collectively referred to as a "loan" for purposes of this Agreement) pursuant to which any Unit Holder expressly assumes any personal liability. The amount of any such loan shall be treated as assumed by the Unit Holders for all purposes under this Agreement in the proportions set forth in such Assumption Agreement and their respective amounts so assumed shall be credited to their respective Capital Accounts pursuant to subsection 1.6(a) hereof.

SECTION 1.6   Capital Account. "Capital Account" means, with respect to any Unit Holder, the capital account maintained for such Person in accordance with the following provisions:

(a)   To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 5.3 or Section 5.4 hereof, and the amount of any Company liabilities assumed by such Person or which are secured by any Property distributed to such Person.

(b)   To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 5.3 or Section 5.4 hereof, and the amount of any liabilities of such Person assumed by the Company or which are secured by any property contributed by such Person to the Company.

(c)   In the event all or a portion of a Unit is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(d)　　In determining the amount of any liability for purposes of subsections 1.6(a), and 1.6(b) hereof, there shall be taken into account Code Section 752(c), other applicable Code Sections, and the Regulations thereunder.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Unit Holders), are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article VII hereof upon the dissolution of the Company. The Manager also shall make (i) any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Unit Holders and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) any appropriate modifications in the event unanticipated events (for example, the acquisition by the Company of oil or gas properties) otherwise might cause this Agreement not to comply with Regulations Section 1.704-1(b).

SECTION 1.7　　Capital Contributions. "Capital Contributions" means, with respect to any Unit Holder, the amount of money and/or the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Unit held by such Person. The principal amount of a promissory note which is not readily tradable on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

SECTION 1.8　　Class A Common Unit. "Class A Common Unit" means a Unit held by a Class A Common Member or Class A Unit Holder. Class A Common Members are entitled to vote on all Member voting matters. On Class A Common Member voting matters (which are Member voting matters), each Class A Common Member shall be entitled to that number of votes that is equivalent to such Member's Class A Common voting percentage set forth beside such Member's name on Schedule A, and (unless otherwise provided in this Agreement) all Class A Common Member voting matters shall be decided, except as otherwise provided herein, by a majority of the voting power of the Class B Common Members (sometimes referred to as the "Majority In Interest"). The Class A Common Units and the Class B Units shall be entitled to the same rights, duties, liabilities, and obligations hereunder, except that Class B Units shall have no voting rights except as required by law or as set forth herein, and no Class A Unit Holder shall receive a distribution unless all Class B Unit Holders first receive a distribution in proportion to their relative profits and losses percentages set forth on Schedule A.

SECTION 1.9　　Class B Unit. "Class B Unit" means a Unit held by a Class B Unit Holder. Class B Unit Holders are not entitled to vote on any Member voting matters, except Class B Unit Holders shall have voting rights with respect to the Class B Voting Matters. Class B Units Holders are not Members. On Class B Voting Matters, each Class B Unit Holder shall be entitled to that number of votes that is equivalent to such Class B Unit Holder's voting percentage set forth beside such Member's name on Schedule A, and all Class B Voting Matters shall be decided, except as otherwise provided herein, by a majority of the voting power of the Class B Unit Holders. Other than voting rights, the Class A Common Units and the Class B Units shall be entitled to the same rights, duties, liabilities, and obligations hereunder; provided, however, no Class A Unit Holder shall receive a distribution unless all

Class B Unit Holders first receive a distribution in proportion to their relative profits and losses percentages set forth on Schedule A.

SECTION 1.10   Class A Common Member. "Class A Common Member" means each Person who is a Member and owns a Class A Common Unit.

SECTION 1.10A   Class A Unit Holder. "Class A Unit Holder " means each Person who is a Unit Holder (but not a Member) and owns a Class A Common Unit.

SECTION 1.11   Class B Unit Holder. "Class B Unit Holder" means each Person who owns a Class B Unit. Class B Unit Holders are not Members.

SECTION 1.11A   Class B Voting Matters. "Class B Voting Matter" means (i) only those matters on which Class B Holders are entitled by law to vote, (ii) the provisions set forth in Section 7.1(a) (requiring two-thirds of the voting power of the Class B Unit Holders to dissolve, wind up and liquidate the Company), (ii) the provisions set forth in Section 8.2(a)(vi) (requiring the vote of fifty-one percent (51%) of each class of Units to approve the expulsion of a Unit Holder; (iii) the provisions of Section 8.11(a) (with respect to waiving preemptive rights); (iv) the provisions of Section 11.2 (with respect to disproportionally adverse amendments to this Agreement) and no other matters.

SECTION 1.12   Code. "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

SECTION 1.13   Company. "Company" means the limited liability company formed pursuant to this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

SECTION 1.14   Company Minimum Gain. "Company Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

SECTION 1.15   Depreciation. "Depreciation" means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

SECTION 1.16   Gross Asset Value. "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by an Unit Holder to the Company shall be the gross fair market value of such asset, as determined by the contributing Unit Holder and the Manager; provided, however, that if the contributing Unit Holder is a Manager, the determination of the fair market value of a contributed asset shall require the consent of a majority of the Class A Common Members;

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of a Unit in the Company by any new or existing Unit Holder; (ii) the distribution by the Company to a Unit Holder of Property as consideration for a Unit in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Unit Holders in the Company;

(c)   The Gross Asset Value of any Company asset distributed to any Unit Holder shall be the gross fair market value of such asset on the date of distribution as determined by the distributee and the Manager; provided, however, that if the distributee is a Manager, the determination of the fair market value of the distributed asset shall require the consent of a majority of the Class A Common Members; and

(d)   The Gross Asset Value of Company assets shall be increased or decreased to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), subsection 1.30(f) hereof, and subsection 5.3(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection 1.16(d) to the extent the Manager determines that an adjustment pursuant to subsection 1.16(b) hereof is necessary or appropriate in connection with a transaction that otherwise would result in an adjustment pursuant to this subsection 1.16(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections 1.16(a), 1.16(b), or 1.16(d) hereof, such Gross Asset Value thereafter shall be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

SECTION 1.17   Units. A "Unit" means an ownership interest in the Company representing the Capital Contributions of a Unit Holder, including any and all of the rights and benefits to which the holder of such a Unit may be entitled as provided in this Agreement, together with all obligations, liabilities, and duties of such Person to comply with the terms and provisions of this Agreement. Units shall be Class A Common Units or Class B Units.

SECTION 1.18   Unit Holder. "Unit Holder" means any Person who holds a Unit, regardless of whether such Person has been admitted to the Company as a Member. "Unit Holders" means all such Persons and the sole Unit Holder if there is only one Unit Holder at the relevant time.

SECTION 1.19   Manager. "Manager" means the Person who (i) is elected as a Manager pursuant to the provisions of Section 4.1 of this Agreement, and (ii) has not ceased to be a Manager pursuant to the terms of this Agreement. "Manager" shall include all of the Managers if there is more than one Manager at the relevant time.

SECTION 1.20   Member. "Member" means any Person who is named as a Member on Schedule A or who has become a Member pursuant to the terms of this Agreement, and who holds a Class A Common Unit. "Members" means all such Persons and the sole Member if there is only one Member at the relevant time.

SECTION 1.21   Member Nonrecourse Debt. "Member Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4).

SECTION 1.22   Member Nonrecourse Debt Minimum Gain. "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

SECTION 1.23   Member Nonrecourse Deductions. "Member Nonrecourse Deductions" has the meaning set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

SECTION 1.24   Net Cash From Operations. "Net Cash From Operations" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established.

SECTION 1.25   Net Cash From Sales or Refinancings. "Net Cash From Sales or Refinancings" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Property, less any portion thereof used to establish reserves, all as determined by the Manager. "Net Cash From Sales or Refinancings" shall include all principal and interest payments with respect to any note or other obligation received by the Company in connection with sales and other dispositions (other than in the ordinary course of business) of Property.

SECTION 1.26   Net Equity. "Net Equity" means, with respect to any Unit Holder, the amount such Person would receive on a dissolution, winding up, and liquidation of the Company pursuant to Article VII hereof on any particular day assuming that all Company assets were sold for their fair market value and all Company liabilities (including liabilities to Unit Holders as creditors of the Company) were paid and satisfied in full.

SECTION 1.27   Nonrecourse Deductions. "Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1).

SECTION 1.28   Nonrecourse Liability. "Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

SECTION 1.29   Person. "Person" means any individual, partnership, limited liability company, corporation, association, trust, estate, or other entity.

SECTION 1.30   Profits and Losses. "Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax, and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.30, shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.30, shall be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Property is adjusted pursuant to subsection 1.16(b) or subsection 1.16(c) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of such Property, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with Section 1.15 hereof;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Unit Holder's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this Section 1.30, any items which are specially allocated pursuant to Section 5.3 or Section 5.4 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 5.3 and 5.4 hereof shall be determined by applying rules analogous to those set forth in subsections 1.30(a) through 1.30(f) above.

SECTION 1.31   <u>Property</u>. "Property" means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

SECTION 1.32   <u>Regulations</u>. "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

SECTION 1.33   <u>Transfer</u>. "Transfer" means, as a noun, any voluntary or involuntary transfer, assignment, pledge, hypothecation, sale, gift, or other disposition and, as a verb, voluntarily or involuntarily to transfer, assign, pledge, hypothecate, sell, give, or otherwise dispose of.

ARTICLE II

THE COMPANY

SECTION 2.1   <u>Formation</u>. Pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement, the parties affirm the formation of a North Carolina limited liability company, effective on the effective date of the Articles of Organization described in Section 2.5.

SECTION 2.2   <u>Company Name</u>. The name of the Company shall be "Oak & Grist Distilling Company L.L.C.," and all business of the Company shall be conducted in such name. The Manager may change the name of the Company upon ten (10) days' notice to the Unit Holders. The

Company shall hold all of its Property in the name of the Company and not in the name of any Unit Holder or Manager.

SECTION 2.3   Purpose. The purpose of the Company shall be to engage in any lawful business.

SECTION 2.4   Office and Principal Place of Business. The office and principal place of business of the Company shall be maintained at 1556 Grovestone Road, Black Mountain NC, 28711, or such other place in the State of North Carolina as the Manager shall designate.

SECTION 2.5   Term. The term of the Company commenced on the effective date set forth in the Articles of Organization described in N.C. Gen. Stat. § 57D-2-21, which were filed on behalf of the Company (the "Articles of Organization") in the office of the Secretary of State of North Carolina in accordance with the Act, and shall continue until the winding up and liquidation of the Company and its business is completed following a Liquidating Event, as provided in Section 7.1 hereof.

SECTION 2.6   Filings, Registered Office, and Registered Agent. The Manager has caused the Articles of Organization to be filed in the office of the Secretary of State of North Carolina in accordance with the provisions of the Act, which became effective as of December 23, 2014. The Manager shall cause to be executed and filed amendments to the Articles of Organization, annual reports, and such other documents as may be required by North Carolina and other state law. The Manager shall take any and all other actions as reasonably may be necessary to perfect and maintain the status of the Company as a limited liability company under the law of North Carolina and any other states or jurisdictions in which the Company engages in business.

The address of the registered office of the Company is 1556 Grovestone Road, Black Mountain, NC 28711 and the name of the registered agent at such address is William Goldberg. The registered office and/or the registered agent of the Company may be changed by the Manager from time to time upon the filing of the required statement in the office of the North Carolina Secretary of State.

SECTION 2.7   Seal. The Company hereby adopts as its seal the handwritten, type-written, printed, or other reproduction of the word "SEAL" whenever it shall appear beside the name of the Company.

SECTION 2.8   Nature of Units. The Units of each Unit Holder in the Company shall be personal property for all purposes. All property owned by the Company or purchased with Company funds, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Unit Holder, individually, shall have any ownership of such property.

ARTICLE III

CAPITAL CONTRIBUTIONS

SECTION 3.1   Capital Contributions. A Capital Account shall be maintained in the name of each Unit Holder in accordance with the requirements of Code Section 704 and the Regulations thereunder. Each Unit Holder shall and hereby agrees, immediately upon execution of this Agreement, to make the Capital Contributions set forth beside such Unit Holder's name on Schedule A.

SECTION 3.2   Additional Capital Contributions and Loan Guaranties. No Unit Holder shall be required to make any additional capital contribution or to personally guarantee any loan.

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SECTION 3.3   No Return of Capital Contributions. No Unit Holder shall be entitled to demand or receive a return of any part of such Person's Capital Contributions or withdraw from the Company, except as provided herein. No Unit Holder shall have the right to receive property other than cash except as specifically may be provided herein.

SECTION 3.4   Return of Capital. Except upon the winding up and liquidation of the Company, there is no time set for the return of the Capital Contributions of any Unit Holder. To the extent funds are available therefor, the Manager may make returns of capital out of operating revenues or out of the proceeds of the sale or refinancing of Property, after establishing adequate reserves for the payment of the debts of the Company and for any contingent liabilities, and, to the extent available, shall return the Capital Contributions to the Unit Holders upon the winding up and liquidation of the Company, as hereinafter set forth.

SECTION 3.5   No Interest, Salary, or Drawing on Capital. No Unit Holder shall be entitled to receive any interest, salary, or drawing with respect to such Unit Holder's Capital Contributions or Capital Account or for services rendered or to be rendered on behalf of the Company, except as otherwise provided herein or by other written agreement.

SECTION 3.6   Liability of Unit Holders. Except as otherwise provided by this Agreement or by an Assumption Agreement, no Unit Holder shall be liable for the debts, liabilities, contracts, or any other obligations of the Company. Except as provided in the Act, no Unit Holder shall be liable for Capital Contributions returned to such Unit Holder.

ARTICLE IV

MANAGEMENT OF THE COMPANY

SECTION 4.1   Appointment, General Authority, and Powers of Manager. William Goldberg hereby is appointed, designated, and named Manager of the Company to serve until his death, mental incompetence, resignation, or removal. A Majority in Interest of the Class A Common Members shall have the right and authority to appoint and remove Managers of the Company in their sole discretion, and to increase the number of Managers.

Subject to the terms and conditions of this Agreement, the Manager shall have complete authority over and the exclusive control and management of the business and affairs of the Company, including, without limitation, the making of all determinations on behalf of the Company in connection with the Property. Without limiting the generality of the foregoing, the Manager specifically shall have the right, on behalf of the Company, subject only to the terms and conditions of this Agreement:

(a)   To expend the Company's capital and income in furtherance of or relating to the Company's business and purposes, to acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company and to invest such of the Company's funds as temporarily are not required for the operation of the Property;

(b)   To employ, engage, contract with, and retain from time to time, on such terms, and for such compensation as the Manager may determine, such Persons as the Manager may deem advisable including, without limitation, attorneys, accountants, financial and technical consultants, employees, independent contractors, agents, insurance brokers, real estate brokers, and loan brokers, who also may provide such services to the Unit Holders and Affiliates of the Unit Holders;

(c)   To operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(d)   To borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, security interest, or other lien on any Property;

(e)   To consent to the modification, renewal, or extension of any obligations to the Company of any Person or of any agreement to which the Company is a party or of which it is a beneficiary;

(f)   To incur indebtedness and prepay in whole or in part, refinance, recast, increase, modify, or extend any indebtedness, whether such indebtedness is unsecured or secured by a deed of trust, mortgage, or security agreement affecting all or any portion of the Property, and in connection therewith to execute and deliver any instrument necessary or desirable in connection therewith;

(g)   To execute, in furtherance of any or all of the purposes of the Company, any deed, lease, deed of trust, mortgage, promissory note, bill of sale, assignment, security agreement, contract, or other instrument purporting to convey or encumber all or any portion of the Property;

(h)   To adjust, compromise, settle, or refer to arbitration any claim against or in favor of the Company, and to institute, prosecute, and defend any actions or proceedings relating to the Company, its business, and its Property;

(i)   To acquire and enter into any contract of insurance which the Manager deems necessary or appropriate for the protection of the Company, the Unit Holders, and the Manager, for the conservation of the Property, or for any purpose convenient or beneficial to the Company;

(j)   To prepare or cause to be prepared reports, statements, and other relevant information for distribution to Unit Holders, including annual and quarterly interim reports;

(k)   To open accounts and deposit and maintain funds in the name of the Company in banks or savings and loan associations insured by the Federal Deposit Insurance Corporation; provided, however, that the Company's funds shall not be commingled with the funds of any other Person;

(l)   To make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with Transfers of Units and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against Unit Holders with respect to adjustments to the Company's federal, state, or local tax returns; and (iii) to the extent provided in Code Sections 6221 through 6231, to represent the Company and the Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Unit Holders, in their capacities as Unit Holders, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind any Unit Holders with respect to such tax matters or otherwise affect the rights of the Company and the Unit Holders;

(m)   To select as the Company's accounting year a calendar year or such fiscal year as may be approved by the Internal Revenue Service;

(n)   To make all decisions related to principles and methods of accounting in such a manner as, in the opinion of the Manager, will be most beneficial to a majority of the Unit Holders and in accordance with recommendations of the Company's accounting and tax advisors;

(o)   To issue and sell additional Units (subject to the provisions of Section 8.11 below) and to update Schedule A to reflect such person's ownership of Units, corresponding Capital Contribution, voting percentages and allocation of Profits and Losses; provided however, that any issuance or sale must be made in accordance with applicable laws and each purchaser of Units (to the extent not already a party to this Agreement) must execute a joinder to this Agreement or otherwise agree to become party to, and subject to the provisions of, this Agreement

(p)   Generally, to possess and exercise any and all of the rights, powers, and privileges of the Manager hereunder and a manager under the Act; and

(q)   To execute, attest, acknowledge, seal, and deliver any and all agreements, contracts, certificates, documents, or instruments in connection with the management, maintenance, and operation of any or all of the Property or in connection with managing the affairs of the Company.

SECTION 4.2   Reliance on Manager. Any Person dealing with the Company or the Manager may rely upon a certificate signed by the Manager as to:

(a)   the identity of the Manager, the Members or the Unit Holders;

(b)   the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Manager or in any other manner germane to the affairs of the Company;

(c)   the Persons who are authorized to execute and deliver any instrument or document on behalf of the Company; or

(d)   any act or failure to act by the Company or as to any other matter whatsoever involving the Company, any Member, any Unit Holder, or the Manager.

The Manager is vested with the full power and authority to act pursuant to this Agreement. The acts and deeds of the Manager with respect to this Agreement shall be binding upon and effective with respect to the Company.

Any Manager who acts beyond the scope of the authority granted by this Agreement, in addition to any other remedy available to the Company or the Unit Holders, shall be liable for damages to the Company and each Unit Holder for any losses or damages, including attorney fees and expenses, that they may incur or suffer as a consequence of such act.

SECTION 4.3   Dealings with Affiliates. Without limitation upon the other powers set forth herein, the Manager expressly is authorized, in the name and on behalf of the Company, to enter into agreements with and to compensate the Manager and Affiliates of the Manager in consideration of services rendered with respect to the Property or the Company; provided, however, that any such compensation shall be competitive in price and terms with other non-affiliated organizations rendering comparable services which could reasonably be made available to the Company. Any agreements, contracts, and arrangements with the Manager or any Affiliate of the Manager permitted above shall be subject to the following conditions:

(a)   any such agreements, contracts, or arrangements which shall cause the Company to incur an expense in excess of $25,000.00 shall be in writing and shall describe the subject matter thereof and all compensation to be paid therefor;

(b)   no rebates may be received by the Manager or any Affiliate of the Manager, and neither the Manager nor any Affiliate thereof may participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of this Agreement;

(c)   any such agreements, contracts, or arrangements shall be fully and promptly disclosed to the Members in the non-tax reports provided for in Section 9.5 of this Agreement;

(d)   any such agreements, contracts, or arrangements shall be terminable by either party, without penalty, upon sixty (60) days' prior written notice; and

(e)   neither the Manager nor any Affiliate of the Manager shall receive any brokerage commission (or any other form of compensation) in connection with the sale of Property.

SECTION 4.4   Restrictions on Authority of Manager. Without the consent of all the Members, the Manager shall not have the authority to:

(a)   do any act in contravention of this Agreement;

(b)   confess a judgment against the Company;

(c)   knowingly perform any act that would subject any Unit Holder to any personal liability;

(d)   alter the primary purpose of the Company as set forth in Section 2.3;

(e)   receive from the Company a rebate or commission, or participate in any reciprocal business arrangement which would enable the Manager or any Affiliate of the Manager to do so;

(f)   possess any Property, or assign the rights of the Company in Property, for other than a Company purpose;

(g)   employ or permit the employ of the funds or assets of the Company in any manner except for the exclusive benefit of the Company;

(h)   commingle Company funds with those of any other Person; or

(i)   take any action or file any election which would cause the Company to be treated as an association taxable as a corporation under the Code.

The Manager shall not (i) sell, exchange, or otherwise dispose of all or substantially all of the assets of the Company, (ii) vote to merge the Company into or with any other entity, or (iii) permit the Property to be used by anyone other than the Members and their spouses without the consent or approval of a majority of the Class A Common Members; the Manager, if also a Class A Common Member, being allowed to vote and the Units of such Manager being counted in the total outstanding Units for purposes of determining a majority; provided, however, that the Manager may lease all or substantially all of the Property upon such terms and conditions as the Manager deems in the best interests of the Company.

SECTION 4.5   Time Devoted by Manager. The Manager shall devote to the Company such time as the Manager deems necessary for the proper performance of the duties of the Manager hereunder, but the Manager shall not be prohibited from engaging in other activities, including serving as manager of other limited liability companies.

SECTION 4.6   Delegation by Manager. The Manager may at any time employ any other Persons, including Persons and entities employed by, affiliated with, or related to the Manager or any Unit Holder, to perform services for the Company and its business, and may delegate all or part of his or her authority or control to any such other Persons; provided, however, that such employment or delegation shall not relieve the Manager of any responsibilities and obligations under this Agreement or under the law of the State of North Carolina.

SECTION 4.7   Maintenance of Company Status. The Manager at all times shall cause the Company to comply with such conditions as may be required from time to time to permit the Company to be classified for federal income tax purposes as a partnership and not as an association taxable as a corporation. The Manager shall take all action which shall be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the law of the State of North Carolina.

SECTION 4.8   Limitation on Liability of Manager. The Manager shall not be liable, responsible, or accountable to the Company or to the Unit Holders in damages or otherwise for any acts performed or omitted in good faith by the Manager believed reasonably and in good faith by such Manager to be within the scope of the authority conferred upon the Manager by this Agreement or by law, except for acts or omissions of bad faith, gross negligence, willful malfeasance, or fraud.

SECTION 4.9   Tax Returns. The Manager shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any and all federal, state, or local tax returns required to be filed by the Company. The Manager shall cause the Company to pay any taxes payable by the Company.

SECTION 4.10   Insurance. The Manager shall obtain and keep in force during the term hereof property and casualty, workers' compensation, and public liability insurance in favor of the Company with such insurers and in such amounts as the Manager shall deem advisable, but in amounts not less (and with deductible amounts not greater) than those customarily maintained with respect to properties and businesses comparable to the Property. Such insurance shall name the Manager as an additional insured.

SECTION 4.11   Fiduciary Duty. The Manager shall be under a fiduciary duty to conduct the affairs of the Company in the best interests of the Company and of the Unit Holders, including the safekeeping of all Property and the use thereof for the exclusive benefit of the Company. The Company shall not enter into any transaction with the Manager or Affiliates of the Manager unless it is in the ordinary course of Company business, is beneficial to the Company, and is on terms that would be competitive with those which could be obtained if the transaction were entered into with a non-affiliate.

SECTION 4.12   Other Business of Unit Holders and Manager. The Unit Holders and the Manager may engage independently or with others in other business ventures of every nature and description, including, without limitation, the rendering of advice or services of any kind to other investors and the making or management of other investments and the organization of other limited liability companies. Neither the Company nor any Unit Holder shall have any right by virtue of this Agreement or the relationship created hereby to participate in such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Company, shall not be deemed wrongful or improper. As a material part of the consideration for the execution of this Agreement by each Unit Holder, each Unit Holder waives, relinquishes, and renounces any such right or claim of participation.

SECTION 4.13   Indemnification of Manager. The Company hereby agrees to indemnify and hold harmless the Manager and agents, managers, members, officers, directors, and shareholders of the Manager from any and all loss, damage, claim, liability, cost or expense (including reasonable attorney fees and expenses) incurred by the Manager at any time by reason of or arising out of any act performed or omitted to be performed by the Manager on behalf of the Company or in furtherance of the interests of the Company, except for liability for bad faith, gross negligence, willful malfeasance, or fraud of the Manager; provided, however, that the satisfaction of any indemnification and any holding harmless shall be from and limited to Company assets and no Unit Holder shall have any personal liability on account thereof. This indemnity shall include all expenses, including reasonable attorney fees and expenses, incurred in the defense of a Company derivative suit to the extent that such Manager is successful in such action.

SECTION 4.14   Removal of a Manager. A Manager may be removed at any time by a vote of a Majority in Interest of the Class A Common Members. A Manager may also be removed for Cause. The term "Cause" shall mean willful malfeasance, recklessness, breach of fiduciary duty, conviction of a felony, conviction of any crime involving dishonesty, any event which would, or is likely to cause a disqualification by the Alcohol and Tobacco Tax and Trade Bureau or the North Carolina Alcoholic Beverage Control Commission.

SECTION 4.15   Compensation of Manager. Except as may be otherwise provided in writing, the Manager shall not be entitled to receive any compensation or fees in connection with the organization, management, or operation of the Company and the Property or for the reimbursement of any expenses, except as follows:

(a)   The Company shall pay or reimburse the Manager for all legal, engineering, and accounting fees, and other expenses and costs incurred by the Manager in connection with the organization of the Company and the acquisition of Property.

(b)   The Company shall pay the Manager reasonable compensation commensurate with the value of the services rendered to the Company by such Manager.

All payments due to the Manager under the provisions of this Section 4.15 shall be deemed and treated as expenses of the Company.

ARTICLE V

ALLOCATIONS

SECTION 5.1   Profits. After giving effect to the special allocations set forth in Sections 5.3 and 5.4 hereof, Profits for any fiscal year shall be allocated in accordance with the Profits and Losses percentages set forth beside each Unit Holder's name on Schedule A.

SECTION 5.2   Losses. After giving effect to the special allocations set forth in Sections 5.3 and 5.4 hereof, Losses for any fiscal year shall be allocated as set forth in subsection 5.2(a) below, subject to the limitation in subsection 5.2(b) below.

(a)   Losses for any fiscal year shall be allocated in accordance with the Profits and Losses percentages set forth beside each Unit Holder's name on Schedule A.

(b)   The Losses allocated pursuant to subsection 5.2(a) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Unit Holder to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Unit Holders would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to subsection 5.2(a) hereof, the limitations set forth in this subsection 5.2(b) shall be applied on a Unit Holder by Unit Holder basis so as to allocate the maximum permissible Losses to each Unit Holder under Regulations Section 1.704-1(b)(2)(ii)(d).

SECTION 5.3   Special Allocations. The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Article V, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Unit Holder shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unit Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This subsection 5.3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article V, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Unit Holder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unit Holder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This subsection 5.3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Unit Holder unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Unit Holder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Unit Holder as quickly as possible; provided, however, that an allocation pursuant to this subsection 5.3(c) shall be made

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only if and to the extent that such Unit Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this subsection 5.3(c) were not in the Agreement.

(d)   Gross Income Allocation. In the event any Unit Holder has a deficit Capital Account at the end of any Company fiscal year which is in excess of the amount such Unit Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Unit Holder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this subsection 5.3(d) shall be made only if and to the extent that such Unit Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been made as if subsection 5.3(c) hereof and this subsection 5.3(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Unit Holders in accordance with their respective Profits and Losses percentages set forth on Schedule A.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Unit Holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g)   Code Section 754 Adjustments. To the extent Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) require an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) to be taken into account in determining Capital Accounts as the result of a distribution in complete liquidation of an Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Unit Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulations Sections.

(h)   Allocations Relating to Taxable Issuance of Company Units. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Unit Holder (the "Issuance Items") shall be allocated among the Unit Holders so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Unit Holder, shall be equal to the net amount that would have been allocated to each such Unit Holder if the Issuance Items had not been realized.

SECTION 5.4   Curative Allocations. The allocations set forth in subsections 5.2(b), 5.3(a), 5.3(b), 5.3(c), 5.3(d), 5.3(e), 5.3(f), and 5.3(g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Unit Holders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 5.4. Therefore, notwithstanding any other provision of this Article V (other than this Section 5.4), the Manager shall make such offsetting allocations of Company income, gain, loss, or deduction in whatever manner he or she determines appropriate so that, after such offsetting allocations are made, each Unit Holder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unit Holder would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.1 and subsection 5.2(a). In exercising his or her discretion under this Section 5.4, the Manager shall take into account future

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Regulatory Allocations under subsections 5.3(a) and 5.3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under subsections 5.3(e) and 5.3(f).

SECTION 5.5   Other Allocation Rules.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager, using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   All allocations to Unit Holders pursuant to this Article V, except as otherwise herein provided, shall be divided among them in accordance with the Profits and Losses percentage for each set forth on Schedule A.

(c)   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Unit Holders in the same proportions as they share Profits or Losses, as the case may be, for the year.

(d)   The Unit Holders are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income and loss for income tax purposes.

(e)   Solely for purposes of determining a Unit Holder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Unit Holders' interests in Profits are as set forth on Schedule A.

(f)   To the extent permitted by Regulations Section 1.704-2(h)(3), the Manager shall endeavor to treat distributions of Net Cash From Operations or Net Cash From Sales or Refinancings as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Unit Holder.

SECTION 5.6   Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated, solely for tax purposes, among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with subsection 1.16(a) hereof) using the traditional method of allocation, the traditional method with curative allocations, the remedial allocation method, or any method of allocation which would be considered reasonable and otherwise permissible under Code Section 704(c) or the Regulations thereunder.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection 1.16(b) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE VI

DISTRIBUTIONS

SECTION 6.1 <u>Net Cash From Operations</u>. Except as otherwise provided in Article VII hereof, Net Cash From Operations, if any, shall be distributed, at such times as a Majority in Interest of the Class A Common Members may determine, to the Unit Holders in accordance with their respective Profits and Losses percentages set forth beside their names on <u>Schedule A</u>. Distributions to Class A Unit Holders shall not be made unless distributions are first made to Class B Unit Holders in accordance with their respective Profits and Losses percentages set forth beside their names on <u>Schedule A</u>.

SECTION 6.2 <u>Net Cash From Sales or Refinancings</u>. Except as otherwise provided in Article VII hereof, Net Cash From Sales or Refinancings may be distributed, at such times as a Majority in Interest of the Class A Common Members may determine, to the Unit Holders in accordance with their respective Profits and Losses percentages set forth beside their names on <u>Schedule A</u>. Distributions to Class A Unit Holders shall not be made unless distributions are first made to Class B Unit Holders in accordance with their respective Profits and Losses percentages set forth beside their names on <u>Schedule A</u>.

SECTION 6.3 <u>Distributions</u>. Except as otherwise provided in Sections 6.1 and 6.2, all distributions to the Unit Holders pursuant to this Article VI shall be distributed to them in accordance with their respective Profits and Losses percentages set forth on <u>Schedule A</u>. Distributions to Class A Unit Holders shall not be made unless distributions are first made to Class B Unit Holders in accordance with their respective Profits and Losses percentages set forth beside their names on <u>Schedule A</u>. Notwithstanding anything contained in this Article VI, no distribution may be made if prohibited by N.C. Gen. Stat. § 57D-4-05.

Unless (i) the Manager or (ii) a Majority in Interest of the Class A Common Members decides otherwise, the Company shall distribute, to the extent that it has not already done so, to each Unit Holder annually an amount equal to the product of (i) the taxable income shown on such Unit Holder's federal Schedule K-1 for such year times (ii) the maximum combined federal and state marginal income tax rates for such year. The amount required to be distributed pursuant to the preceding sentence, if any, shall be distributed to the Unit Holders not later than each April 1 for the preceding tax year. All distributions with respect to or on account of each tax year shall be taken into account in determining the net amount due to each Unit Holder pursuant to this paragraph.

SECTION 6.4 <u>Amounts Withheld</u>. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Company or the Unit Holders shall be treated as amounts distributed to the Unit Holders pursuant to this Article VI for all purposes under this Agreement. The Manager is authorized to withhold from distributions or with respect to allocations and to pay over to any federal, state, or local government any amount required to be so withheld pursuant to the Code or any provisions of any other federal, state, or local law and shall allocate such amount to the Unit Holder with respect to which such amount was withheld.

ARTICLE VII

DISSOLUTION AND WINDING UP

SECTION 7.1   Liquidating Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following events ("Liquidating Events"):

(a)   The vote of two-thirds of the voting power of the Class A Common Members and two-thirds of the voting power of the Class B Unit Holders to dissolve, wind up, and liquidate the Company;

(b)   The happening of any other event that makes it unlawful, impossible, or impractical to carry on the business of the Company; provided, however, that the events described in § 57D-3-02 of the Act shall not result in a dissolution of the Company or

(c)   The entry of a decree of judicial dissolution under N.C. Gen. Stat. § 57D-6-05 or the filing by the North Carolina Secretary of State of a certificate of dissolution under N.C. Gen. Stat. § 57D-6-06; or

(d)   As provided in Section 8.9 upon the failure of the compulsory buy-sell procedure.

The Unit Holders hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Liquidating Event. If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event, the remaining Unit Holders hereby agree to continue the business of the Company without a winding up or liquidation. The Company's Property and business shall continue to be held and conducted in a new limited liability company under this Agreement with the remaining Members as Members, Unit Holders as Unit Holders and any unadmitted assignees of Units as Unit Holders. In such event, and notwithstanding any provision of the Act to the contrary, each Unit Holder (including any successor to a Unit) hereby (i) waives any rights that such Person may have as a result of any such unintended dissolution to demand or receive an accounting of the Company or any distribution in satisfaction of such Person's Units in the Company or any security for the return or distribution thereof, and (ii) agrees to indemnify and hold the Company and each Unit Holder harmless from any and all losses, damages, claims, liabilities, costs, or expenses (including attorney fees and expenses of enforcing this indemnity) that any such indemnified Person may incur as a result of any action inconsistent with part (i) of this sentence.

SECTION 7.2   Winding Up. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of creditors and Unit Holders. No Manager shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Manager (or, in the event there is no remaining Manager, any Person elected by a majority in Units of the Members) shall be responsible for overseeing the winding up and dissolution of the Company, and shall take full account of the Company's liabilities and Property, shall cause Articles of Dissolution to be executed and filed in the office of the North Carolina Secretary of State, and shall give the notices described in N.C. Gen. Stat. § 57D-6-10 and § 57D-6-11. The Property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order:

(a)   First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than Unit Holders;

(b)   Second, to the payment and discharge of all of the Company's debts and liabilities to Unit Holders other than Capital Contributions; and

(c)   The balance, if any, to the Unit Holders in accordance with their positive Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

No Manager shall receive any additional compensation for any services performed pursuant to this Article VII.

Notwithstanding the foregoing, any securities or other intangible assets may be distributed in kind to the Unit Holders.

SECTION 7.3   Compliance With Certain Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article VII to the Unit Holders who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Unit Holder has a deficit balance in such Unit Holder's Capital Account (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), such Unit Holder shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Unit Holders pursuant to this Article VII may be:

(a)   distributed to a trust established for the benefit of the Unit Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unit Holders from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unit Holders pursuant to Section 7.2 hereof; or

(b)   withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company; provided, however, that such withheld amounts shall be distributed to the Unit Holders as soon as practicable.

SECTION 7.4   Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article VII, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, the Company shall be deemed to have contributed all of the Property to a new limited liability company, subject to all Company liabilities, in exchange for all of the interests in the new limited liability company. Immediately thereafter, the Company shall be deemed to have distributed all of the interests in the new limited liability company to the Unit Holders in proportion to their respective interests in the Company. The new limited liability company shall be operated pursuant to all of the terms and provisions set forth in this Agreement, with the Members as Members and the Unit Holders as Unit Holders.

SECTION 7.5   Rights of Unit Holders. Except as otherwise provided in this Agreement, (i) each Unit Holder shall look solely to the assets of the Company for the return of their respective Capital Contributions and shall have no right or power to demand or receive property other

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than cash from the Company, and (ii) no Unit Holder shall have priority over any other Unit Holder as to distributions, allocations, or to the return of their respective Capital Contributions.

ARTICLE VIII

WITHDRAWAL OF MEMBERS AND TRANSFER OF UNITS

SECTION 8.1 <u>Restrictions on Transfer</u>. Without the consent of all of the Class A Common Members or as otherwise provided herein, (i) no Member shall withdraw voluntarily from the Company at any time prior to the winding up and liquidation of the Company as provided in Article VII, and (ii) no Unit Holder shall at any time Transfer any Unit, except as provided herein.

SECTION 8.2 <u>Purchase and Sale of Company Unit</u>.

(a) <u>Buy-out Event</u>. "Buy-out Event" means, with respect to each Unit Holder, the first to occur of the following:

(i) The long-term mental incapacity of such Unit Holder and delivery to the personal representative of such Unit Holder of written notice of the Company's election to purchase such Unit Holder's Unit. The mental incapacity of such Unit Holder means (A) the adjudication by a court of competent jurisdiction that such Unit Holder is under a legal disability, incompetent, or mentally incapacitated, or (B) the appointment by a court of competent jurisdiction of a guardian, conservator, or personal representative of such Unit Holder. Such mental incapacity is "long-term" when the court's adjudication has been in effect at least ninety (90) days and has not been reversed or cancelled by a subsequent order of a court of competent jurisdiction. The election to purchase by the Company shall be pursuant to the majority vote of the Members, the Unit of the subject Unit Holder not voting and not being counted in the total outstanding for the purpose of determining a majority, if applicable. Upon delivery of the written notice as provided above, the Unit Holder and the guardian, conservator, or personal representative of such Unit Holder, as the case may be, collectively are referred to hereinafter as the "Withdrawn Unit Holder";

(ii) The death of such Unit Holder (only if such Unit Holder's Unit is not directly Transferred to such Unit Holder's lineal descendents or to one of the surviving Members) and delivery to the personal representative or beneficiaries of the estate of such deceased Unit Holder of written notice of the Company's election to purchase such Unit Holder's Unit. The election to purchase by the Company shall be pursuant to the majority vote of the Class A Common Members, the Unit of the subject Unit Holder not voting and not being counted in the total outstanding for the purpose of determining a majority, if applicable. Upon delivery of the written notice as provided above, the estate of such deceased Unit Holder, the personal representative of the estate, and the beneficiaries of the estate, as the case may be, collectively are referred to hereinafter as the "Withdrawn Unit Holder";

(iii) The termination of the employment of such Unit Holder with Oak & Grist Distilling Company LLC for any reason *and* delivery to such Unit Holder of written notice of the Company's election to purchase such Unit Holder's Unit (if such person was an employee on the date of acquisition of his or her Units). The election to purchase by the Company shall be pursuant to the majority vote of the Class A Common Members, the Unit of the subject Unit Holder not voting and not being counted in the total outstanding for the purpose of determining a majority, if applicable. Upon delivery of the written notice as provided above, the terminated Unit Holder is referred to hereinafter as the "Withdrawn Unit Holder";

(iv) The bankruptcy of such Unit Holder and delivery to such Unit Holder of written notice of the Company's election to purchase such Unit Holder's Unit in the Company.

The "bankruptcy of such Unit Holder" means (A) the entry of a decree or order for relief of such Unit Holder by a court of competent jurisdiction in any involuntary case involving such Unit Holder under any bankruptcy, insolvency, or other similar law now or hereafter in effect, (B) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or other similar agent for such Unit Holder or for any substantial part of such Unit Holder's assets or property, (C) the ordering of the winding up or liquidation of such Unit Holder's affairs, (D) the filing of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of sixty (60) days or which is dismissed or suspended pursuant to Section 305 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law), (E) the commencement by such Unit Holder of a voluntary case under any bankruptcy, insolvency, or other similar law now or hereafter in effect, (F) the consent by such Unit Holder to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar agent for such Unit Holder or for any substantial part of such Unit Holder's assets or property, (G) the making by such Unit Holder of any general assignment for the benefit of creditors, (H) the failure by such Unit Holder generally to pay debts as such debts become due, or (I) a showing that such Unit Holder's liabilities exceed such Unit Holder's assets. The election to purchase by the Company shall be pursuant to the majority vote of the Class A Common Members, the Unit of the subject Unit Holder not voting and not being counted in the total outstanding for the purpose of determining a majority, if applicable. Upon delivery of the written notice as provided above, the bankrupt Unit Holder and the estate of such Unit Holder collectively are referred to hereinafter as the "Withdrawn Unit Holder";

(v)   The involuntary Transfer of part or all of the Units of such Unit Holder and delivery to such Unit Holder of written notice of the Company's election to purchase such Unit Holder's Unit in the Company. The "involuntary Transfer of part or all of the Unit of such Unit Holder" means the involuntary Transfer for any reason, other than those described above, of part or all of a Unit Holder's Unit including, without limitation, any involuntary transfer by or pursuant to a divorce or equitable distribution settlement, court order, attachment or similar proceeding, or otherwise by operation of law. The election to purchase by the Company shall be pursuant to the majority vote of the Class A Common Members, the Unit of the subject Unit Holder not voting and not being counted in the total outstanding for the purpose of determining a majority, if applicable. Upon delivery of the written notice as provided above, the Unit Holder whose Unit has been partially or wholly involuntarily Transferred and the Person holding such Unit collectively are referred to hereinafter as the "Withdrawn Unit Holder";

(vi)   The expulsion of such Unit Holder. The "expulsion of such Unit Holder" means the removal of a Unit Holder from the Company which may be accomplished at any time by the vote of fifty-one percent (51%) of the voting power of the each class of Units. An expelled Member is referred to hereinafter as the "Withdrawn Unit Holder."

The Withdrawn Unit Holder shall have no vote or voice in the affairs of the Company. The Withdrawn Unit Holder for all purposes shall be deemed and considered an assignee of the Unit of said Withdrawn Unit Holder in accordance with N.C. Gen. Stat. § 57D-5-02. The Company shall not dissolve as a result of a Buy-out Event or the subsequent purchase and sale of the Withdrawn Unit Holder's Unit.

Except as otherwise provided in Section 8.9, no notice of election to purchase or sell hereunder may be given during the period that any previous notice under Section 8.9 is outstanding, i.e., from the time of such notice until closing of the purchase or liquidation as therein provided.

(b)   Purchase and Sale of Unit. As of the last day of the Company's fiscal year in which there has occurred a Buy-out Event (the "Buy-out Date"), the Company may elect to buy and the Withdrawn Unit Holder shall sell the Withdrawn Unit Holder's Units in the Company, upon the vote of a Majority in Interest of the Class A Common Members. The purchase price of such Units shall be determined pursuant to subsection 8.2(c).

Closing of the purchase and sale hereunder shall take place at the offices of Ward and Smith, P.A., Attorneys at Law, Asheville, North Carolina at 10:00 a.m. on the fourth Wednesday of the first month following the end of the subject fiscal year. In the event arbitration shall be required as herein provided, closing shall be postponed until the fourth Wednesday of the first month following receipt of the decision of the arbitration committee and shall be held at the above stated time and place.

In the event of a disagreement with regard to the payment terms of the purchase and sale, the purchase price shall be paid at closing in full in cash, by wire transfer, or in certified funds; provided, however, that in the event the subject Buy-out Event is pursuant to subsection(s) 8.2(a) (i)(ii)(iii)(iv)(v)(vi)(vii) or (viii) , the purchase price, as determined pursuant to subsection 8.2(c), shall be paid at closing, at the option of the Company, (i) in full in cash, certified funds, bank check, or bank money order; or (ii) by promissory note of the Company in the amount of the purchase price with simple interest upon the principal at the appropriate Applicable Federal Rate under the Code, with the principal and interest being due and payable in sixty (60) equal consecutive monthly installments beginning one (1) month after the date of closing.

(c)   Valuation. The purchase price to be paid for the Withdrawn Unit Holder's Units in the Company in the event of the death of such Withdrawn Unit Holder shall be such Withdrawn Unit Holder's Net Equity as of the Buy-out Date; provided, however, that in the event of bankruptcy or involuntary Transfer of part or all of the Units of such Withdrawn Unit Holder, such purchase price shall be fifty percent (50%) of such withdrawn Unit Holder's Net Equity. The Members may agree unanimously from time to time as to the fair market value of the Company assets for the purpose of determining a Withdrawn Unit Holder's Net Equity by executing a document to that effect. In the event that the Members have agreed in writing by specific reference to this subsection 8.2(c) upon the fair market value of the assets of the Company within eighteen (18) month preceding a Buy-out Date, the fair market value of the Company assets for the purpose of determining such Unit Holder's Net Equity as of the Buy-out Date shall be the value as established pursuant to such written agreement. In the event that there has been no such written agreement as to the fair market value of the Company assets within such eighteen (18) month period next preceding a Buy-out Date, the fair market value of the Company assets and the subject Net Equity as of the Buy-out Date shall be determined by arbitration pursuant to the provisions of subsection 8.2(d) hereof if the Members and the Withdrawn Unit Holder are unable to agree on the fair market value of the Company assets and the subject Net Equity.

(d)   Arbitration. In the event that subsection 8.2(c) hereof does not establish the fair market value of the Company assets for the purpose of determining Net Equity and the parties are unable to agree with respect to the fair market value of the Company assets and the subject Net Equity, the dispute shall be referred to an arbitration committee whose decision shall be binding on all of the parties without further action or recourse. The arbitration committee shall determine the fair market value of the Company assets and the subject Net Equity as of the Buy-out Date.

The arbitration committee shall be comprised of three (3) individuals, each of whom shall be a resident of the State of North Carolina. The continuing Members, on behalf of the Company, and the Withdrawn Unit Holder each shall name one (1) person to serve on the arbitration committee, and the two (2) persons so selected shall choose a third person to serve on the committee. The decision of any two (2) members of the committee shall be the decision of the committee. In the event that the members of the arbitration committee for any reason are not chosen within thirty (30) days from the date a party hereto gives notice of a demand for arbitration, any party hereto thereafter shall have the right to apply to an appropriate court for the appointment by the court, pursuant to N.C. Gen. Stat. § 1-569.11, to the committee of three (3) qualified and disinterested arbitrators. To assist the committee in its function as arbitrator, the committee may engage an attorney, certified public accountant, and any other Person to be of assistance in the arbitration of any matter before the committee. The expenses of the committee, including those of Persons engaged to be of assistance to the committee, shall be borne by the continuing Members and by the Withdrawn Unit Holder in the proportions determined by the committee. Except as herein provided, the provisions of Article 45C of Chapter 1 of the North Carolina General Statutes shall apply to the arbitration proceedings. The arbitration committee shall determine a reasonable rate of interest to be paid on the purchase price for the period that closing shall be postponed as a result of the disagreement and resulting arbitration process.

(e)   <u>Title and Security</u>. The Withdrawn Unit Holder shall Transfer such Unit Holder's Units to the Company with full warranties of title and free and clear from all liens, security interests, encumbrances, or claims of any nature.

The personal representative of a deceased Unit Holder, in addition to all other conditions and obligations imposed hereunder, shall deliver to the Company at the closing a bond or other security in form and amount satisfactory to counsel for the Company for the purpose of holding harmless the Company from the lien of federal estate taxes, North Carolina inheritance taxes, and all other death taxes which may attach to the Units being purchased hereunder.

(f)   <u>Life Insurance Proceeds</u>. In the event the Company receives any proceeds of a life insurance policy as a consequence of the death of a Unit Holder, such proceeds shall be applied by the Company (i) first to the payment of the indebtedness of the Company outstanding on the Buy-out Date with respect to which the deceased Unit Holder was personally liable, unless the Company obtains the release of the estate of the deceased Unit Holder and such Unit Holder's spouse, if any, from all liability with respect to such indebtedness, and (ii) then to the purchase of the Units of the deceased Unit Holder pursuant to this Section, if any.

Receipt by the Company of life insurance policy proceeds upon the death of a Unit Holder shall not be taken into account in any valuation of the Units of the deceased Unit Holder; provided, however, that the net cash surrender value as of the date of the death of a Unit Holder of any such life insurance policy or policies shall be deemed an asset of the Company for valuation purposes.

SECTION 8.3   <u>Assignment of Units</u>. A Unit Holder may assign (to include the granting of a security interest in) all or a portion of such Unit Holder's Units in the Company only with the consent of the Manager and in accordance with the provisions Section 8.5 and Section 8.8 below. An assignee shall have only those rights specified in N.C. Gen. Stat. § 57D-5-02. The Company shall not be required to recognize any assignment until such time as the written instrument of assignment documenting such an assignment and specifying the effective date of such assignment has been delivered to the Company and all costs, expenses, and fees of the Company related to the assignment have been paid. The written instrument of assignment must contain (i) the unconditional agreement of the assignee to be bound by all terms of this Agreement, specifically including, but not being limited to, buy, sell and redemption provisions, to the same extent as the assignor, the rights and interests of the assignor and assignee to be deemed united as though owned by the assigning Unit Holder for all purposes hereunder, (ii) the assignee's taxpayer identification number, and (iii) sufficient information to determine the assignee's initial tax basis in the Units assigned. No assignment shall be valid and no allocation or distribution will be made to any assignee until the foregoing agreement and information are provided to the Company in form satisfactory to the Company. An assignee of a Unit shall be entitled to receive the allocations and distributions from the Company applicable to the Unit acquired by reason of such assignment; provided, however, that such assignment shall not constitute the assignee a Member. An

assignee of a Unit who desires to make a further assignment of such Unit shall be subject to all of the provisions of this Article VIII.

No assignee of a Unit shall have the right to participate in the Company, inspect the books of account of the Company, or exercise any right of a Member unless and until admitted as a Member. Notwithstanding a Unit Holder's failure or refusal to admit an assignee as a Member, such assignee shall be entitled to share in such Profits, Losses, and distributions as may be assigned to such assignee, and, upon demand, may receive copies of all reports thereafter delivered pursuant to the requirements of this Agreement; provided, however, that the Company first shall have received the written instrument of assignment, all required consents thereto shall have been obtained, and the other conditions precedent to the assignment shall have been satisfied. The Company's tax returns shall be prepared to reflect the Units of assignees.

SECTION 8.4 Additional or Substitute Member - Conditions to Fulfill.

(a) No assignee may hold a Unit in the Company unless all of the following conditions are satisfied:

(i) The duly executed and acknowledged written instrument of assignment required by Section 8.3 has been filed with the Company and states that the assignee shall become a Unit Holder upon compliance with terms of this Agreement;

(ii) The assignor and assignee execute and acknowledge such other instruments as the Manager may deem necessary or desirable to effect such admission, including, but not limited to, the written acceptance and adoption by the assignee of the provisions of this Agreement;

(iii) a Majority in Interest of of the Class A Common Members consent in writing to such substitution or admission as a Unit Holder, the granting or denial of such consent to be within the sole and absolute discretion of each Class A Common Member; and

(iv) Payment has been made to the Company of all costs and expenses of admitting any such assignee as a Unit Holder.

(b) Notwithstanding any provisions of this Agreement to the contrary, it expressly is agreed that a Unit Holder may Transfer such Unit Holder's Units in the Company, in whole or in part, to another Unit Holder, to any lineal descendant of the transferring Unit Holder, or to a trust for the benefit of any such lineal descendant; and (except with respect to Section 8.5 and Section 8.8 below) this Agreement shall not restrict in any way such Transfer and any such Transfer shall be wholly exempt from the operation of the Agreement for purposes of such Transfer only; provided, however, that any Units so transferred pursuant to the exemption granted hereby shall not be released from the restrictions and terms of this Agreement.

Upon any Transfer pursuant to this subsection 8.4(b), the transferee of such Units automatically shall become a Member and/or Unit Holder (as the case may be) of the Company by executing a joinder or an amendment to this Agreement by which such transferee agrees to be bound by the provisions, terms, conditions, and obligations contained herein. Any Transfer pursuant to the terms of this subsection 8.4(b) may be made in any voluntary manner, including, but not limited to, gift, intestacy, Will, trust, or other dispositive or testamentary device.

SECTION 8.5 Conditions Precedent to Transfer of Units. No Transfer may be made if (i) such Transfer constitutes a violation of the registration provisions of the Securities Act of

1933, or the registration or other provisions of any applicable state securities or syndication laws, (ii) after such Transfer, the Company would not be classified as a partnership for federal income tax purposes, or (iii) such Transfer causes Code Sections 168(g)(1)(B) and 168(h) (the "tax exempt entity leasing rules") or similar rules to apply to the Company, the Property or the Unit Holders. The Company may require, as a condition precedent to the Transfer of a Unit, delivery to the Company, at the transferor's expense, of an opinion of counsel satisfactory (both as to the identity of counsel and substance of the opinion) to the Manager that the Transfer will not violate any of the foregoing restrictions. By signing below, each Unit Holder is aware that the Units may not be sold pursuant to Rule 144 promulgated under the Securities Act of 1933 unless all conditions of Rule 144 are met. Among the conditions for the use of Rule 144 may be the availability of current and adequate information to the public about the Company. Such information is not now available and, the Company has no obligation to make such information available.

SECTION 8.6   Allocations Between Transferor and Transferee. Upon the Transfer of a Unit Holder's Unit, all items of income, gain, loss, deduction, and credit attributable to the Unit so Transferred shall be allocated between the transferor and the transferee in such manner as the transferor and transferee agree at the time of Transfer provided that such allocation does not violate federal or state income tax laws. If the Manager deems such laws violated, then such allocation shall be made pro rata for the fiscal year based upon the number of days during the applicable fiscal year of the Company that the Unit so Transferred was held by the transferor and transferee, without regard to the results of Company activities during the period in which each was the holder, or in such other manner as the Manager deems necessary to comply with federal or state income tax laws. Distributions provided for by this Agreement shall be made to the holder of record of the Unit on the date of distribution.

SECTION 8.7   Effect of Purported Transfer Not in Accordance with this Article. Any purported Transfer of any Unit that is not permitted by this Article VIII shall be null and void and of no effect whatsoever; provided, however, that if the Company is required to recognize a Transfer that is not so permitted (or if the Company, in its sole discretion, elects to recognize a Transfer that is not so permitted), the Unit transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Unit, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Unit may have to the Company.

In the case of a Transfer or attempted Transfer of a Unit that is not permitted by this Article VIII, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and the Unit Holders from any and all loss, damage, claim, liability, cost, or expense that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorney fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

SECTION 8.8   Representations and Legend.

(a)   Each Unit Holder hereby covenants and agrees with the Company, for the benefit of the Company, the Manager, and all Unit Holders, that such Unit Holder (i) is not currently making a market in Units and will not in the future make a market in Units, (ii) will not Transfer such Unit Holder's Unit on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of interests and which are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, will not Transfer any Unit through a matching service that is not approved in advance by the Company. Each Unit Holder further agrees that such Unit Holder will not Transfer any Unit to any Person unless such Person agrees to be bound by this Agreement (including without limitation Section 8.8) and to Transfer such Unit only to Persons who agree to be similarly bound. The Company, from time to time at the request of a Unit Holder, shall consider whether to approve a matching service and shall notify all Unit Holders of any matching service that is so approved.

(b)	Each Unit Holder hereby represents and warrants to the Company and to each other Unit Holder that such Unit Holder's acquisition of a Unit hereunder is made as principal for such Unit Holder's own account, solely for investment purposes, and not for resale or distribution of such Unit. Each Unit Holder further hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Articles of Organization, or any other document or instrument evidencing ownership of Units:

THESE UNITS ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER TERMS AND CONDITIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT. THE UNITS HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER (1) THE NORTH CAROLINA SECURITIES ACT, AS AMENDED (THE "NORTH CAROLINA ACT"), (2) ANY OTHER STATE SECURITIES LAWS, OR (3) THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"). NEITHER THE UNITS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THE COMPANY'S OPERATING AGREEMENT AND PURSUANT TO AN (1) EFFECTIVE REGISTRATION STATEMENT UNDER THE NORTH CAROLINA ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE NORTH CAROLINA ACT OR WHICH IS OTHERWISE IN COMPLIANCE WITH THE NORTH CAROLINA ACT, (2) EFFECTIVE REGISTRATION STATEMENT UNDER ANY OTHER APPLICABLE STATE SECURITIES LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER SUCH SECURITIES LAWS OR WHICH IS OTHERWISE IN COMPLIANCE WITH SUCH SECURITIES LAWS, (3) EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE FEDERAL ACT OR WHICH IS OTHERWISE IN COMPLIANCE WITH THE FEDERAL ACT, AND (4) EFFECTIVE REGISTRATION STATEMENT OR REQUIRED DOCUMENT UNDER APPLICABLE SYNDICATION LAWS OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION OR FILING UNDER SUCH LAWS OR WHICH IS OTHERWISE IN COMPLIANCE WITH SUCH LAWS.

(c)	Each of the Unit Holders hereby does acknowledge that prior to the execution of this Agreement, such Unit Holder received a copy of this Agreement and examined it or caused it to be examined by a representative or attorney. Each of the Unit Holders hereby further does acknowledge that such Unit Holder or the representative thereof has made such inquiries and requested, received, and reviewed any additional documents necessary to make an informed investment decision. Each of the Unit Holders hereby does acknowledge that the purchase of a Unit in the Company is a speculative investment involving a high degree of risk and hereby does represent that such Unit Holder has (i) a net worth sufficient to bear the economic risk of, and (ii) the financial acumen and sophistication to fully understand the nature of, an investment in the Company.

SECTION 8.9   Compulsory Buy-Sell Procedure.

(a)   Each Member shall have the right to initiate the compulsory buy-sell procedure pursuant to the terms of this Section 8.9 by first giving to the other Class A Unit Holders a notice which shall contain a written offer to sell to the other Class A Unit Holders the offering Member's Units in the Company or to purchase from the other Class A Unit Holders such other Class A Unit Holders' Units in the Company. No offer shall be subject to the provisions of this Section 8.9 unless such offer (i) is both an offer to sell all of the Units of the offering Member for a price equal to the offering Member's Net Equity, and an offer to purchase all of the Units of the non-offering Class A Unit Holders for a price equal to the non-offering Unit Holders' Net Equity, (ii) states that it is being made pursuant to this Section 8.9, and (iii) states that the purchase price shall be paid in full at closing in cash, by wire transfer, or in certified funds.

More than one Member may give notice of an offer pursuant to the provisions of this Section if done simultaneously and with the written mutual consent of all offerors. In the event notice of an offer is given by more than one Member (by mutual consent), such offering Members and all Units owned by each of them shall be deemed united as though owned by a single Member for purposes of the offer and sale procedure provided herein.

Except as herein provided for united offers made by mutual consent of the offerors, no notice hereunder may be given by a Member during the period that (i) any previous notice under this Section 8.9 is outstanding, i.e., from the time of such notice until closing of the purchase or liquidation as herein provided, or (ii) any previous notice of election to purchase or sell under Section 8.2 is outstanding, i.e., from the time of such notice until closing of the purchase or sale.

The offer made pursuant hereto shall be irrevocable for a period of one hundred twenty (120) days and the non-offering Unit Holders, on or before the one hundred twentieth (120th) day after the effective date of such offer, may accept either the offer to sell or the offer to purchase and upon acceptance thereof the offering Member shall be obligated to sell or to purchase, as the case may be. It is the intent of this Section that the non-offering Unit Holders shall be deemed united for purposes of exercising their option either to purchase or to sell all of said Units at said price, with the result that the offering Member either shall purchase all of the Units owned by the non-offering Unit Holders or shall sell all of such offering Member's Units in the Company.

Subject to the requirement to purchase all of the Units of the offering Member, each non-offering Unit Holder shall have the right to purchase such portion of the offered Units as the Profits and Losses percentage owned by each purchasing Unit Holder at such date shall bear to the total Profits and Losses percentages owned by all of the purchasing Unit Holders; provided, however, that if any non-offering Unit Holder shall not elect to purchase such Unit Holder's full proportionate share of the offered Units, the balance of such Units may be purchased by the other purchasing Unit Holders in similar ratio.

If the non-offering Unit Holders fail within said one hundred twenty (120) day period to accept either of said offers, the offers automatically shall expire and be of no further force or effect; provided, however, that the offering Member thereupon shall have the right, on or before the fifteenth (15th) day after the expiration of said one hundred twenty (120) day period, to purchase the Units of the non-offering Unit Holders at the price specified in the original offer, and if the offering Member exercises such right, the non-offering Unit Holders shall be required to sell such Unit Holders' Units in the

Company to the offering Member at said price. If the offering Member fails to exercise such Member's right to buy within the time specified, the Company thereupon shall be dissolved, wound up, and liquidated as provided in Section 7.2.

Acceptance of an offer by the non-offering Unit Holders hereunder and exercise by the offering Member of the right to purchase shall consist of a written notice specifying that such offer thereby is accepted or that such right thereby is exercised, as the case may be.

In the event of a death of a Member during the term of an outstanding offer hereunder, the provisions of Section 8.2 shall govern for a period of ninety (90) days following such death and the provisions of this Section shall be of no further force or effect with regard to such pending offer which shall be voided by such death; provided, however, that the death of the Member occurs before acceptance of any offer made under this Section 8.9 or before any right to purchase under this Section 8.9 is exercised, as the case may be; and, provided, further, that this Section shall remain operative with regard to any subsequent offer or offers made pursuant to the terms hereof.

(b)   If the right to purchase or sell is exercised, the closing shall be held at the offices of Ward and Smith, P.A., Attorneys at Law, Asheville, North Carolina, at 10:00 a.m. on the date specified by the purchasing Unit Holder or Unit Holders by written notice to the selling Unit Holder or Unit Holders, which date shall be on or before the thirtieth (30th) day after such right to purchase or sell has been exercised.

In the event the purchasing Unit Holder or Unit Holders fail to close within thirty (30) days after the right to purchase or sell has been exercised (now the "defaulting Unit Holder or Unit Holders"), the other Unit Holders shall have the right, by delivery of written notice to the defaulting Unit Holder or Unit Holders within ten (10) days of the expiration of the above-described thirty (30) day period, to purchase the Units of the defaulting Unit Holder or Unit Holders. The purchase price for the Units of the defaulting Unit Holder or Unit Holders shall be the lower of twenty five percent (25%) of (i) the amount for such Units set forth in the original offer delivered pursuant to subsection 8.9(a) hereof or (ii) the Net Equity of such Units as determined by using the book value of the Company's assets as of the end of the calendar month immediately preceding the notice given pursuant to subsection 8.9(a). The determination of book value shall be made by the independent public accounting firm then in the employ of the Company and this determination shall be binding upon all parties. If the other Unit Holders exercise their right to purchase pursuant to this paragraph, the closing shall be held at the offices of Ward and Smith, P.A., Attorneys at Law, Asheville, North Carolina, at 10:00 a.m. on the date specified in the written notice of exercise of the right to purchase, which date shall be on or before the sixtieth (60th) day after the date of such written notice. If the other Unit Holders do not exercise their right to purchase pursuant to this paragraph, the Company thereupon shall be dissolved, wound up, and liquidated as provided in Section 7.2. If the other Unit Holders do not exercise their right to purchase pursuant to this paragraph, the Company thereupon shall be dissolved, wound up, and liquidated as provided in Section 7.2.

At the closing, there shall be a final accounting between the purchasing and selling Unit Holders with respect to the Company. The Profits or Losses of the Company which have accrued and the cash which is available for distribution on the date on which the offer hereunder was accepted shall be accounted for, allocated, and distributed. The purchasing Unit Holder or Unit Holders shall be entitled to the Profits, Losses, and distributions, if any, during the interval between the date the offer was accepted and the date of closing.

In the event the closing shall involve the purchase of the Units of a deceased Unit Holder, the personal representative of such decedent, in addition to all other conditions and obligations imposed

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hereunder, shall deliver to the purchasing Unit Holder or Unit Holders at the closing a bond or other security in form and amount satisfactory to counsel for the purchasing Unit Holder or Unit Holders for the purpose of holding harmless said purchaser or purchasers from the lien of federal estate taxes, North Carolina inheritance taxes, and all other death taxes which may attach to the Units being purchased hereunder.

    (c) Each Unit Holder shall be responsible for such Unit Holder's own expenses, including attorney fees, in connection with the purchase or sale pursuant hereto.

    Each selling Unit Holder shall convey such Unit Holder's Units with full warranties of title and free and clear of any liens, security interests, encumbrances, or claims of any nature.

    SECTION 8.10 <u>Restriction on Transfer Pursuant to Bona Fide Offer</u>. [Reserved]

    SECTION 8.11 <u>Preemptive Rights</u>.

    (a) <u>Preemptive Rights to New Units</u>. Unless otherwise waived by a majority vote of the Class A Common Members, Class A Unit Holders shall have the preemptive right to acquire any newly-issued Class A Common Units issued by the Company subject to applicable securities laws. Unless otherwise waived by majority vote of the Class B Unit Holders, the Class B Unit Holders shall have the preemptive right to acquire any newly-issued Class B Units issued by the Company subject to applicable securities laws. The Company will provide written notice to the Unit Holders of the affected Class regarding the Company's decision to issue new Units.

    (b) <u>Unit Holders' Right To Purchase</u>. In the event the Company shall determine to issue new Class A Common Units or Class B Units (the "New Units"), the holders of the class of New Units to be issued shall have the right for a period of thirty (30) days following their receipt of notice thereof to notify the Company of the Unit Holders' election to purchase New Units at the price and upon the same terms and conditions as are set forth in the Company's notice. In the event there is more than one purchasing Unit Holder in a class, then each such purchasing Unit Holder in such class shall have the right to purchase such portion of the New Units as the Profits and Losses percentage owned by such purchasing Unit Holder at such date shall bear to the total Profits and Losses percentages owned by all of the Unit Holders of such class; <u>provided</u>, <u>however</u>, that if any such Unit Holder shall not elect to purchase such Unit Holder's full proportionate share of the New Units, the balance of such Units may be purchased by the other purchasing Unit Holders in similar ratio. If all New Units referred to in the Company's Notice are not elected to be purchased or acquired within thirty-five (35) days of the date of the Company's Notice, the Company may offer and sell the remaining unsubscribed portion of such New Units to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Company's Notice.

    Each Unit Holder acknowledges and agrees that such Person's ability to exercise the preemptive rights set forth above may be prohibited by applicable securities laws and, in such circumstances, the Company shall provide notice to such Unit Holder (as set forth above) but Unit Holder shall be deemed to have automatically waived such Unit Holder's preemptive rights with respect to such issuance of New Units. Each Unit Holder acknowledges and agrees that the Company is under no obligation to structure any offering of New Units to permit such Unit Holder to exercise its preemptive rights.

ARTICLE IX

BOOKS, RECORDS, ACCOUNTING, AND REPORTS

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SECTION 9.1 Books of Account and Records. At all times during the continuance of the Company, the Manager shall maintain or cause to be maintained true and full financial records and books of account showing all receipts, expenditures, assets, liabilities, Profits, Losses, all records required to be kept by N.C. Gen. Stat. § 57D-3-04, and all other records necessary for recording the Company's business and affairs, including those sufficient to make the allocations and distributions required by the provisions of this Agreement.

SECTION 9.2 Access to Records. The books of account and all documents and other records of the Company, including the Articles of Organization and any amendments thereto, at all times shall be kept and maintained at the principal office of the Company, or at such other place or places in North Carolina as the Manager may determine and of which the Members shall be notified. Except as provided in N.C. Gen. Stat. § 57D-3-04(f), each Member or Unit Holder that is party to this Agreement and all designated representatives thereof, upon reasonable notice to the Manager, shall have access to such books, records, and documents during reasonable business hours and may inspect and make copies of any of them.

SECTION 9.3 Bank Accounts and Investment of Funds. The Manager shall open and maintain, on behalf of the Company, a bank account or accounts at such times and in such depositories as the Manager shall determine, in which all monies received by or on behalf of the Company shall be deposited. All withdrawals from such accounts shall be made upon the signature of such Person or Persons as the Manager from time to time may designate. All bank accounts shall be maintained only at institutions the deposits of which are insured by an agency of the United States of America.

Any funds of the Company which the Manager may from time to time determine are not required for the conduct of the Company's business may be invested in short-term debt obligations (including obligations of federal or state governments and their agencies, commercial paper, certificates of deposit of commercial banks, savings banks or savings and loan associations insured by the Federal Deposit Insurance Corporation) as shall be determined by the Manager.

SECTION 9.4 Fiscal Year. The fiscal year and accounting period of the Company shall be the calendar year unless modified by the Manager and approved by the Internal Revenue Service.

SECTION 9.5 Reports.

(a) The Manager shall prepare or cause to be prepared, at Company expense, at the end of each fiscal year of the Company an annual report showing the financial condition of the Company at the end of such fiscal year and the results of its operations for the fiscal year then ended, which annual accounting shall be prepared on a cash or accrual basis, in the sole discretion of the Manager, in accordance with generally accepted accrual accounting principles or sound cash basis accounting principles, consistently applied, as the case may be, and shall be delivered to each of the Unit Holders promptly after it has been prepared. Such accounting shall include a balance sheet as of the end of such fiscal year and statements of income, Unit Holders' equity, and cash flows for such fiscal year.

Such annual accounting, at the discretion of the Manager, may be audited by a firm of independent certified public accountants engaged by the Manager; provided, however, that the financial statements shall be audited and certified by independent certified public accountants if so requested by a majority in Units of the Class A Common Members. Accompanying the annual accounting shall be a report in narrative form summarizing the year's activities, the status of the Company's operations at year-end, and the fees and other remuneration paid by the Company during such fiscal year to any Manager or to any Affiliate of any Manager.

(b)   In addition to the annual accounting provided for in subsection 9.5(a), the Manager shall prepare or cause to be prepared at Company expense:

(i)   annually, or more often as necessary, income or other tax returns for the Company which shall be filed timely with the appropriate authorities; and

(ii)   annually, a notice of each Unit Holder's distributive share of the Company income or loss for federal income tax purposes for each year and any other information necessary for preparation by each Unit Holder of such Unit Holder's federal, state, and local income tax returns, and shall deliver a copy thereof to each Unit Holder within seventy-five (75) days after the end of each fiscal year.

SECTION 9.6   Cost Recovery and Elections. With respect to all depreciable assets of the Company, the Company may elect to use, so far as permitted by the provisions of the Code, accelerated cost recovery methods; provided, however, that the Company may change to or elect some other method of cost recovery so long as such other method, in the opinion of the Manager, is most advantageous to a majority Unit Holder.

SECTION 9.7   Tax Matters Member. In the event the Company is subject to administrative or judicial proceedings for the assessment and collection of deficiencies for federal taxes or for the refund or overpayments of federal taxes arising out of an Unit Holder's distributive share of income, gain, loss, deduction, or credit, William Goldberg shall act as the tax matters partner and shall have all the powers and duties assigned to a tax matters partner under Code Sections 6221-6232 and the Regulations promulgated thereunder. The Members and the Manager agree to perform all acts necessary under Code Section 6231 and the Regulations thereunder to designate William Goldberg as the tax matters partner.

ARTICLE X

MEETINGS AND VOTING RIGHTS

SECTION 10.1   Meetings of the Unit Holders.

(a)   An annual meeting of the Unit Holders may be held on February 1 of each year, if not a legal holiday, but if a legal holiday then on the next day following not a legal holiday, for the transaction of such business as properly may be brought before the meeting. Such annual meeting shall be held at the option of the Manager or upon receipt of a request in writing signed by thirty percent (30%) or more of the voting power of the Class A Common Members. Special meetings of the Unit Holders for any purpose may be called by the Manager and shall be called by the Manager upon receipt of a request in writing signed by thirty percent (30%) or more of the voting power of the Class A Common Members. Such request shall state the purpose of the proposed meeting and the matters proposed to be acted upon at such meeting. Meetings shall be held at the principal office of the Company, or at such other place within the State of North Carolina as may be designated by the Manager. In addition, upon receipt of a request in writing signed by thirty percent (30%) or more of the voting power of the Class A Common Members, the Manager shall (i) call a meeting and submit any matter (upon which the Unit Holders are entitled to act) to the Unit Holders or the Members, as the case may be, for a vote, or (ii) submit such matter to the Unit Holders or the Members, as the case may be, for approval by written consent without a meeting.

(b)   Notice of all meetings shall be given to each Unit Holder entitled to notice, not less than ten (10) days nor more than fifty (50) days before the date of the meeting. Such notice shall be in writing, shall state the place, date, and hour of the meeting, and, except for the annual

36

meeting, shall state the purpose or purposes of the meeting. If a meeting is adjourned to another time or place, and if any announcement of the adjournment of time or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting. The presence in person or by proxy of a majority of the voting power of the class entitled to vote, as the case may be, shall constitute a quorum at all meetings of the Unit Holders; provided, however, that if there be no such quorum, holders of a majority of the voting power of such Unit Holders so present or so represented may adjourn the meeting from time to time without further notice, until a quorum shall have been obtained. No notice of the time, place, or purpose of any meeting of Unit Holders need be given to any Unit Holder who attends in person or is represented by proxy (except when a Unit Holder attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business on the ground that the meeting is not lawfully called or convened) or to any Unit Holders entitled to such notice, who, in writing (executed and filed with the records of the meeting, either before or after the time thereof), waives such notice.

(c)   For the purpose of determining the Unit Holders entitled to vote at any meeting of the Unit Holders or any adjournment thereof, the Manager or the Members requesting such meeting may fix, in advance, a date as the record date for any such determination of Unit Holders. Such date shall be not less than ten (10) days nor more than fifty (50) days before any such meeting.

(d)   Each Unit Holder may authorize any Person or Persons to act for such Unit Holder by proxy in all matters in which a Unit Holder is entitled to participate, whether by waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Unit Holder or such Unit Holders' attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Unit Holder executing it.

(e)   With regard to all matters pertaining to the consent, approval, or vote of the Members, (i) on Class A Common Member voting matters (which are Member voting matters), each Class A Common Member shall have that number of votes that is equivalent to such Member's voting percentage set forth beside such Member's name on Schedule A, and (ii) on Class B Voting Matters, each Class B Unit Holder shall have that number of votes that is equivalent to such Unit Holder's voting percentage set forth beside such Unit Holder's name on Schedule A.

(f)   Any action requiring the consent of the Unit Holders may be taken by the Unit Holders without meeting and shall be valid and constitute an act of the Company if written consent to such action is signed by Unit Holders having the required percentage of voting power for approval of such action, whether before or after the action so taken.

(g)   The rights of Unit Holders and Members with respect to the dissolution, winding up, and liquidation of the Company are as stated in Article VII.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1   Waiver of Provisions. The waiver of compliance at any time with respect to any of the provisions, terms, or conditions of this Agreement shall not be considered a waiver of such provision, term, or condition itself or of any of the other provisions, terms, or conditions hereof.

SECTION 11.2   Amendment, Interpretation, and Construction. This Agreement, including any and all attached Schedules, contains the entire agreement among the Unit Holders and this Agreement replaces and supersedes the Original Agreement in its entirety. Any term of this Agreement may be amended and (unless specifically provided for herein) the observance of any term of this

Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the holders of fifty-one percent (51%) of the voting power of the Class A Common Members and the Manager; provided however, <u>that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party</u>. Notwithstanding the foregoing, this Agreement may not be amended, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Class B Unit Holders hereunder in a manner disproportionate to any adverse effect such amendment or waiver would have on the rights of the Class A Unit Holders hereunder, without also the written consent of the holders of fifty-one percent (51%) of the voting power of the Class B Unit Holders. Notwithstanding the foregoing or anything to the contrary herein, consent is not required by the Manager, or any Unit Holders or Members for the Manager to (i) add a party to this Agreement (in the manner so contemplated herein) or (ii) update <u>Schedule A</u> to this Agreement to reflect any changes in the ownership structure of the Company.

 The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver (other than with respect to any individual waiver given on a party's own behalf). Any amendment, termination, or waiver effected in accordance with this <u>Section 11.2</u> shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.. In the event of any conflict between the provisions contained herein and the provisions of the Act, the provisions contained herein shall be effective and shall control; <u>provided</u>, <u>however</u>, to the extent that any provision hereunder is prohibited or ineffective under the Act, this Agreement shall be deemed amended to the minimum degree necessary to make it effective under the Act.

 Where the context so requires, the masculine shall include the feminine and the neuter, the singular shall include the plural, and vice versa. The headings and captions in this Agreement are inserted for convenience and identification only and are in no way intended to define, limit, or expand the scope and intent of this Agreement or any provision hereof. The references to subsection, Section, and Article in this Agreement are to the subsections, Sections, and Articles of this Agreement.

 SECTION 11.3 <u>Governing Law</u>. The law of the State of North Carolina shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the Members, Unit Holders, and Manager.

 SECTION 11.4 <u>Partial Invalidity</u>. In the event that any part or provision of this Agreement shall be determined to be invalid or unenforceable, the remaining parts and provisions of said Agreement which can be separated from the invalid or unenforceable provision shall continue in full force and effect.

 SECTION 11.5 <u>Binding on Successors</u>. The terms, conditions, and provisions of this Agreement shall inure to the benefit of, and be binding upon the parties hereto and their respective heirs, successors, distributees, legal representatives, and assigns.

 Nothing in this Agreement shall be construed as giving any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any right, remedy, or claim under or in respect of this Agreement or any provision hereof.

 SECTION 11.6 <u>Notices</u>. Any and all notices, documents, reports, returns, and communications permitted or required to be made under this Agreement shall be in writing and shall be deemed to have been properly given when either delivered personally or deposited with a reputable overnight delivery service and addressed to a Unit Holder at the address set forth on Schedule A for such Unit Holder (or at such other address within the continental United States of America as shall be specified by notice given pursuant to this Section). The effective date of any notice given as aforesaid shall be the date of personal service or one (1) business day after delivery to such overnight delivery service.

SECTION 11.7   Multiple Originals. This Agreement may be executed in any number of multiple originals, each of which shall be deemed an original and shall be admissible as the Agreement in any proceeding without the production of the other originals. All of the originals shall constitute one agreement, binding on the Unit Holders.

SECTION 11.8   Statutory Provisions. Any statutory reference in this Agreement shall include a reference to any successor to such statute and/or revision thereof.

SECTION 11.9   Waiver of Rights. Each party hereby does waive any right to take other action which might otherwise be available to such party for the purpose of severing such party's relationship with the Company or such party's interest in the Property from the interests of other Unit Holders until the end of the term of both this Company and any successor limited liability company formed pursuant to the terms hereof.

SECTION 11.10   Time. Time is of the essence with respect to the terms and provisions of this Agreement.

SECTION 11.11   Further Action. Each Unit Holder, upon the request of any Manager, agrees to perform all further acts and execute, acknowledge, and deliver any documents which reasonably may be necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 11.12   Specific Performance. Each Unit Holder agrees with the other Unit Holders that the other Unit Holders would be irrevocably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that, except with regard to any indemnification provided for herein, money damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Unit Holders may be entitled, at law or in equity, the nonbreaching Unit Holders shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

SECTION 11.13   Indemnification.

(a)   Except as is herein otherwise expressly provided, each Unit Holder hereby does agree to indemnify and hold harmless each of the other Unit Holders against any and all threatened or incurred losses, claims, expenses, and liabilities, including attorney fees and expenses, exceeding the respective individual Profits and Losses percentages of the Unit Holders set forth on Schedule A by reason of the execution and delivery of any notes, endorsements, letters of credit, guarantees, surety bonds, indemnity agreements, or similar documents by all Unit Holders for or on behalf of the Company.

This indemnity is limited to losses directly suffered and does not include consequential or indirect damages incurred. This indemnity does include the entire amount of attorney fees and expenses incurred by an indemnified party in pursuit of collection of an unpaid indemnified amount (after written demand for same), regardless of whether a suit actually is filed.

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(b)   In the event the Company is damaged directly as a result of a Unit Holder's (i) willful, wanton, intentional, malicious, or fraudulent conduct, or (ii) act in contravention of this Agreement, such Unit Holder shall indemnify the Company, all other Unit Holders, and the Manager against any and all threatened or incurred losses, claims, expenses, and liabilities, including attorney fees and expenses, as a result of the conduct or actions of such Unit Holder.

(c)   In the event that (i) a Withdrawn Unit Holder's Units are redeemed pursuant to Section 8.2 hereof entitled "Purchase and Sale of Company Units," or (ii) a Unit Holder's Unit is purchased pursuant to Section 8.9 hereof entitled "Compulsory Buy-Sell Procedure," the Company and the continuing Unit Holders, jointly and severally, hereby agree to indemnify and hold harmless the Unit Holder whose Units have been redeemed or purchased as described above (and such party's spouse, as the case may be) from and against any and all threatened or incurred loss, cost, claim, damage, or expense of any kind, including attorney fees, in any manner arising out of the failure of the Company or the continuing Unit Holders to satisfy and discharge debts or other contractual obligations, if any, of the Company with respect to which the Unit Holder (and such party's spouse, as the case may be) whose Units have been redeemed or purchased as described above individually shall be liable.

SECTION 11.14   <u>Dispute Costs</u>. In the event that litigation or arbitration is instituted between the parties to this Agreement with regard to any matter, including, without limitation, indemnification and recovery of expenses and costs to enforce rights pursuant to this Section, arising pursuant to this Agreement or the transactions contemplated hereunder, the unsuccessful party or parties in any such action shall pay to the prevailing party or parties all reasonable costs and expenses, including, without limitation, attorney fees and expenses, incurred by the prevailing party or parties in the action.

[signature page to follow]

SCHEDULE A
CAPITAL CONTRIBUTIONS AND PROFITS AND LOSSES PERCENTAGES
OPERATING AGREEMENT OF OAK & GRIST DISTILLING COMPANY L.L.C.

Class A Common Members Names and Addresses	**Total Units**	**Class A Common Voting Percentages**	**Profits and Losses Percentages**	**Description of Capital Contributions**	**FMV of Contributions**	**Tax Basis of Contributions**
William Goldberg 40 West Street Asheville, NC 28801	591,250	59.13%	47.79%	Cash	$15,000	$ 15,000.00
Russell Dodson 13 Helen Avenue West Orange, NJ 07052	300,000	30.00%	24.25%	Cash	$15,000	$ 15,000.00
Robert Goldberg 37 Aplin Way Putney, VT 05346	100,000	10.00%	8.08%	Cash	$235,000	$250,000.00
Betsy MacIsaac 37 Aplin Way Putney, VT 05346	8,750	0.88%	0.71%	Cash	$15,312.25	$ 15,312.25
Total	1,000,000	100.00%	81.00%		$280,312.25	$295,312.25

Class B Unit Holders Names**	**Total Units**	**Class B Voting Percentages**	**Profits and Losses Percentages**	**Description of Capital Contributions**	**FMV of Contributions**	**Tax Basis of Contributions**
H. B.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
L. D.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
B. A.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
J. S.	11,429	4.82%	0.92%	Cash	$20,000.75	$ 20,000.25
M. & R. G.	27,000	11.38%	2.18%	Cash	$47,250.00	$ 47,250.00
J. F.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
J. D. & L. D.	11,428	4.82%	0.92%	Cash	$19,999.00	$ 19,999.00
Z. G.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
F. L. & M. L.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
G. D. & C. M.	10,000	4.22%	0.81%	Cash	$17,500.00	$ 17,500.00
M. V. H.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
R. H. & S. B.	12,000	5.06%	0.97%	Cash	$21,000.00	$ 21,000.00
S. R.	17,500	7.38%	1.41%	Cash	$30,625.00	$ 30,625.00

Class B Unit Holders Names**	Total Units	Class B Voting Percentages	Profits and Losses Percentages	Description of Capital Contributions	FMV of Contributions	Tax Basis of Contributions
R. G.	14,000	5.90%	1.13%	Cash	$24,500.00	$ 24,500.00
D. D.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
D. B.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
B. M.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
B. P.	8,858	3.73%	0.72%	Cash	$15,501.50	$ 15,501.50
M. S.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
S. & S. D.	8,750	3.69%	0.71%	Cash	$15,312.50	$ 15,312.25
O. T.	10,000	4.22%	0.81%	Cash	$17,500.00	$ 17,500.00
D. R.	10,000	4.22%	0.81%	Cash	$17,500.00	$ 17,500.00
					--	--
Total (Class B)	**237,215**	**100.00%**	**19.17%**		**$415,126.25**	**$415,126.25**
					--	--
TOTAL (Class A and Class B)	**1,237,215**	**100.00%**	**100.17%**		**$695,438.50**	**$695,438.50**

* total do not tie to 100% due to rounding
** names and addresses on record with Manager